4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

Medicure Receives First European Patent

WINNIPEG, Manitoba – (May 18, 2004) Medicure Inc. (TSX:MPH/Amex: MCU), a cardiovascular drug discovery and development company, is pleased to announce the issuance of the Company's first European patent related to the treatment of cardiovascular and related diseases.

The issued patent, number 1,162,980, entitled Pyridoxine Compounds in the Treatment of Cardiovascular Pathologies, provides protection relating to the use of MC-1, the Company’s lead product, and associated molecules in the treatment of cardiac hypertrophy and congestive heart failure.

“This new patent is very important for the Company as Europe is the second largest pharmaceutical market in the world, and broadens the protection of our intellectual properties beyond the United States,” said Albert D. Friesen, PhD, Medicure's President and CEO. “We have already made significant inroads with investors there and we are continuing to raise our profile in the European market. The patent represents an important asset for the Company, securing commercial value to our clinical products and strengthening our drug development pipeline.”

Novel molecules included in the patent are products of Medicure’s established capabilities in the areas of medicinal chemistry, cardiovascular physiology and drug screening. The Company’s drug discovery program is focused on creating new therapeutics based on MC-1's scaffold, which has been established as safe and active, and provides a powerful guiding principle for development of novel drugs.

About Medicure Inc.
Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine. The Company's lead drug, MC-1, is focused on the prevention and treatment of ischemia, ischemic reperfusion injury, and stroke. The cardiovascular and stroke market is the largest pharmaceutical sector with annual global sales of over US $70 billion. Medicure recently commenced enrollment in its MEND-CABG clinical trial, which will evaluate the cardioprotective and neuroprotective effects of MC-1 in patients undergoing high-risk Coronary Artery Bypass Graft (CABG) surgery.

The Company's second product candidate, MC-4232, is being targeted as a treatment for hypertensive patients, particularly for those with difficult to treat hypertension complicated by co-existing diabetes. Approximately 73% of the more than 50 million adult Americans who have hypertension, are not adequately treated.

This news release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:
Derek Reimer
Chief Financial Officer

Don Bain
Director of Investor & Public Relations
Medicure Inc.

Tel. 888-435-2220
Fax 204-488-9823
info@medicureinc.com
www.medicureinc.com